UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)*

CELLEBRITE DI LTD.
(Name of Issuer)

Ordinary Shares, with par value of NIS 0.00001 per share
(Title of Class of Securities)

M2197Q107
(CUSIP Number)

Maya Bareket

IGP SaferWorld, L.P.

Arik Einstain 3, Building B, 9th floor

Herzliya, Israel 4659071

With a copy to:

Jonathan M. Nathan, Adv.

Meitar Law Offices

16 Abba Hillel Road

Ramat Gan 5250608, Israel

Telephone: +972-3-610-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2197Q107	13G/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
IGP Saferworld, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
21,087,692 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
21,087,692 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,087,692 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	IGP Saferworld, Limited Partnership (“IGP Saferworld”) holds the subject ordinary shares of the Issuer. IGP Investments (G.P.L.P), Limited Partnership serves as the general partner of IGP Saferworld. IGP Investments (G.P.), Ltd., in turn, serves as the general partner of IGP Investments (G.P.L.P), Limited Partnership. Mr. Haim Shani and Mr. Moshe Lichtman serve as the managing directors of IGP Investments (G.P.), Ltd. As such, IGP Saferworld may be deemed to share beneficial ownership of the subject ordinary shares held by it with each of IGP Investments (G.P.L.P), Limited Partnership; IGP Investments (G.P.), Ltd.; Mr. Shani; and Mr. Lichtman.

(2)	This percentage is based on 197,367,840 ordinary shares of the Issuer issued and outstanding as of June 30, 2023, as described in the interim consolidated financial statements attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 1, 2023.

CUSIP No. M2197Q107	13G/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
IGP Investments (G.P.L.P), Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
21,318,292 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
21,318,292 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,318,292 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)

Consists of 21,087,692 ordinary shares held by IGP Saferworld and 230,600 ordinary shares held by IGP Investments (G.P.L.P), Limited Partnership (the “GP”). The GP serves as the general partner of IGP Saferworld and therefore may be deemed to share beneficial ownership of the ordinary shares held by IGP Saferworld, and also shares beneficial ownership over the ordinary shares held by it with IGP Investments (G.P.), Ltd., Haim Shani; and Moshe Lichtman.

(2)	This percentage is based on 197,367,840 ordinary shares of the Issuer issued and outstanding as of June 30, 2023, as described in the interim consolidated financial statements attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on September 1, 2023.

CUSIP No. M2197Q107	13G/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
IGP Investments (G.P.), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
21,318,292 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
21,318,292 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,318,292 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	Consists of 21,087,692 ordinary shares held by IGP Saferworld and 230,600 ordinary shares held by IGP Investments (G.P.L.P), Limited Partnership. IGP Investments (G.P.), Ltd. serves as the general partner of IGP Investments (G.P.L.P), Limited Partnership, which in turn serves as the general partner of IGP Saferworld. As such, IGP Investments (G.P.), Ltd. may be deemed to share beneficial ownership of the subject ordinary shares held by IGP Saferworld and IGP Investments (G.P.L.P), Limited Partnership.

(2)	This percentage is based on 197,367,840 ordinary shares of the Issuer issued and outstanding as of June 30, 2023, as described in the interim consolidated financial statements attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on September 1, 2023.

CUSIP No. M2197Q107	13G/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
Haim Shani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,797
	6	SHARED VOTING POWER
21,318,292 (1)
	7	SOLE DISPOSITIVE POWER
6,797
	8	SHARED DISPOSITIVE POWER
21,318,292 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,325,089
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Consists of 21,087,692 ordinary shares held by IGP Saferworld and 230,600 ordinary shares held by IGP Investments (G.P.L.P), Limited Partnership. Haim Shani serves as a managing director of IGP Investments (G.P.), Ltd., which serves as the general partner of IGP Investments (G.P.L.P), Limited Partnership, which, in turn, serves as the general partner of IGP Saferworld.  As such, Mr. Shani may be deemed to share beneficial ownership of the subject ordinary shares held by IGP Saferworld and IGP Investments (G.P.L.P), Limited Partnership.

(2)	This percentage is based on 197,367,840 ordinary shares of the Issuer issued and outstanding as of June 30, 2023, as described in the interim consolidated financial statements attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on September 1, 2023.

CUSIP No. M2197Q107	13G/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
Moshe Lichtman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
(a) Israel (b) United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
21,318,292 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
21,318,292 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,318,292 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Consists of 21,087,692 ordinary shares held by IGP Saferworld and 230,600 ordinary shares held by IGP Investments (G.P.L.P), Limited Partnership. Moshe Lichtman serves as a managing director of IGP Investments (G.P.), Ltd., which serves as the general partner of IGP Investments (G.P.L.P), Limited Partnership, which, in turn, serves as the general partner of IGP Saferworld. As such, Mr. Lichtman may be deemed to share beneficial ownership of the subject ordinary shares held by IGP Saferworld and IGP Investments (G.P.L.P), Limited Partnership.

(2)	This percentage is based on 197,367,840 ordinary shares of the Issuer issued and outstanding as of June 30, 2023, as described in the interim consolidated financial statements attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on September 1, 2023.

Item 1(a). Name of Issuer:

The name of the issuer is Cellebrite DI Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, P.O.B 3925 Israel.

Item 2(a). Name of Person Filing:

The following entities and individuals, as listed below, who are filing this Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 24, 2022 (the “Statement”), as amended by Amendment No. 1 thereto, filed on February 8, 2024 (“Amendment No. 1”), are referred to herein collectively as the “Reporting Persons”:

(i)	IGP Saferworld, Limited Partnership
(ii)	IGP Investments (G.P.L.P), Limited Partnership
(iii)	IGP Investments (G.P.), Ltd.
(iv)	Haim Shani
(v)	Moshe Lichtman

This Amendment No. 2 is being filed to correct the beneficial ownership information reflected in Amendment No. 1 as of December 31, 2023. Amendment No. 1 inadvertently omitted the (i) 230,600 ordinary shares (as defined in Item 2(d) below) held by IGP Investments (G.P.L.P), Limited Partnership and (ii) 6,797 ordinary shares held by Haim Shani individually, and this Amendment No. 2 adds those ordinary shares to the beneficial ownership of the relevant Reporting Persons. IGP Saferworld, Limited Partnership (“IGP Saferworld”), IGP Investments (G.P.L.P), Limited Partnership and Haim Shani directly held (as of December 31, 2023), respectively, 21,087,692, 230,600, and 6,797 ordinary shares of the Issuer that are reported in this Amendment No. 2. IGP Investments (G.P.L.P), Limited Partnership serves as the general partner of IGP Saferworld, and IGP Investments (G.P.), Ltd., in turn, serves as the general partner of IGP Investments (G.P.L.P), Limited Partnership. Mr. Haim Shani and Mr. Moshe Lichtman serve as the managing directors of IGP Investments (G.P.), Ltd. and possess ultimate voting and investment authority with respect to the subject ordinary shares of the Issuer held by IGP Saferworld and IGP Investments (G.P.L.P), Limited Partnership. Mr. Shani furthermore separately possesses sole voting and investment authority with respect to the ordinary shares held by him individually.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Persons is 3 Arik Einstain St., Building B, 9th floor, Herzliya, 4659071, Israel.

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	IGP Saferworld- Israel
(ii)	IGP Investments (G.P.L.P), Limited Partnership- Israel
(iii)	IGP Investments (G.P.), Ltd.- Israel
(iv)	Haim Shani- Israel
(v)	Moshe Lichtman- Israel and United States

Item 2(d). Title of Class of Securities:

This Amendment No. 2 relates to the ordinary shares, par value NIS 0.00001 per share, of the Issuer (“ordinary shares”).

Item 2(e). CUSIP Number:

The CUSIP number of the ordinary shares is M2197Q107.

Page 7 of 12 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	IGP Saferworld

(a)	Amount beneficially owned: 21,087,692 ordinary shares (1)
(b)	Percent of class*: 10.7%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 21,087,692 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 21,087,692 (1)

II.	IGP Investments (G.P.L.P), Limited Partnership

(a)	Amount beneficially owned: 21,318,292 ordinary shares (1)
(b)	Percent of class*: 10.8%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 21,318,292 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 21,318,292 (1)

Page 8 of 12 Pages

III.	IGP Investments (G.P.), Ltd.

(a)	Amount beneficially owned: 21,318,292 ordinary shares (1)
(b)	Percent of class*: 10.8%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 21,318,292 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 21,318,292 (1)

IV.	Haim Shani

(a)	Amount beneficially owned: 21,325,089 ordinary shares (1)
(b)	Percent of class*: 10.8%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,797 (1)
(ii)	Shared power to vote or to direct the vote: 21,318,292 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 6,797 (1)
(iv)	Shared power to dispose of or to direct the disposition of: 21,318,292 (1)

V.	Moshe Lichtman

(a)	Amount beneficially owned: 21,318,292 ordinary shares (1)
(b)	Percent of class*: 10.8%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 21,318,292 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 21,318,292 (1)

*	All percentage ownership reflected in this Amendment No. 2 is based on 197,367,840 ordinary shares of the Issuer issued and outstanding as of June 30, 2023, as described in the interim consolidated financial statements attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on September 1, 2023.

(1)	See the cover page for the applicable Reporting Person, which is incorporated by reference herein, for the explanation as to the basis for the beneficial ownership of these ordinary shares by the Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the ordinary shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Page 9 of 12 Pages

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IGP Saferworld, Limited Partnership

By:	IGP Investments (G.P.L.P), Limited Partnership, its general partner

By:	IGP Investments (G.P.), Ltd., its general partner

By:	/s/ Haim Shani
Name:	Haim Shani
Title:	Managing Director

By:	/s/ Moshe Lichtman
Name:	Moshe Lichtman
Title:	Managing Director

IGP Investments (G.P.L.P), Limited Partnership

By:	IGP Investments (G.P.), Ltd., its general partner

By:	/s/ Haim Shani
Name:	Haim Shani
Title:	Managing Director

By:	/s/ Moshe Lichtman
Name:	Moshe Lichtman
Title:	Managing Director
IGP Investments (G.P.), Ltd.

By:	/s/ Haim Shani
Name:	Haim Shani
Title:	Managing Director

By:	/s/ Moshe Lichtman
Name:	Moshe Lichtman
Title:	Managing Director

/s/ Haim Shani
Haim Shani

/s/ Moshe Lichtman
Moshe Lichtman

Dated: March 12, 2024

Page 11 of 12 Pages

EXHIBITS

Exhibit 1	-	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)- incorporated by reference to Exhibit 1 to the Statement

Page 12 of 12 Pages